UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 12B-25 NOTIFICATION OF LATE FILING

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR For Period Ended: December 31, 2001
[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Full Name of Registrant:

ESI Tractebel Funding Corp.
(a Delaware corporation)
Northeast Energy Associates, A Limited Partnership
(a Massachusetts limited partnership)
North Jersey Energy Associates, A Limited Partnership
(a New Jersey limited partnership)
ESI Tractebel Acquisition Corp.
(a Delaware corporation)
Northeast Energy, LP
(a Delaware limited partnership)

Address of Principal Executive Office:	c/o FPL Energy, LLC 700 Universe Boulevard Juno Beach, Florida 33408

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

ESI Tractebel Funding Corp. (a Delaware corporation), Northeast Energy Associates, A Limited Partnership (a Massachusetts limited partnership), North Jersey Energy Associates, A Limited Partnership (a New Jersey limited partnership), ESI Tractebel Acquisition Corp. (a Delaware corporation), and Northeast Energy, LP (a Delaware limited partnership) (collectively "the registrant") is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2001. The registrant is still gathering information which is necessary for the filing. The registrant anticipates being able to compile such information and provide it to the independent auditors so as to permit filing of the Form 10-K on or before April 15, 2002.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

	Richard Cribbs	561	691-7647

	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No
	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The significant changes to the registrant's 2001 results of operations consisted primarily of increased fuel costs and the effects of adopting FAS 133. These changes have been previously discussed in the registrant's 2001 quarterly reports on Form 10-Q.

ESI Tractebel Funding Corp. ESI Tractebel Acquisition Corp. Northeast Energy Associates, A Limited Partnership North Jersey Energy Associates, A Limited Partnership Northeast Energy, LP

(Name of Registrant as specified in charter)
have caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.
Date: April 1, 2002
ESI TRACTEBEL FUNDING CORP. ESI TRACTEBEL ACQUISITION CORP. /s/ROBERT L. MCGRATH

Robert L. McGrath Treasurer (Principal Financial and Principal Accounting Officer)

NORTHEAST ENERGY ASSOCIATES, A LIMITED PARTNERSHIP
(ESI Northeast Energy GP, Inc. as Administrative General Partner)
NORTH JERSEY ENERGY ASSOCIATES, A LIMITED PARTNERSHIP
(ESI Northeast Energy GP, Inc. as Administrative General Partner)
NORTHEAST ENERGY, LP
(ESI Northeast Energy GP, Inc. as Administrative General Partner)

/s/ROBERT L. MCGRATH

Robert L. McGrath Vice President and Treasurer of ESI Northeast Energy GP, Inc. (Principal Financial and Principal Accounting Officer and Director of ESI Northeast Energy GP, Inc.)

Instruction: The form may be signed by any executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).